UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Shoot My Travel Inc.

Legal status of issuer

   Form
   C-corp

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   April 20, 2018

Physical address of issuer
600 NE 27 Street. Apt 2305, Miami, FL 33137

Website of issuer
https://www.shootmytravel.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
September 25, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$170,291	$381,314
Cash & Cash Equivalents	$170,291	$381,314
Accounts Receivable	$0	$0
Short-term Debt	$1,749,176	$1,449,062
Long-term Debt	$32,488	$0
Revenues/Sales	$37,213	$174,110
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($543,625)	($1,006,112)

Note: Long-term Debt includes the Company's SAFE (Simple Agreements for Future Equity) obligations, as detailed in the Form C and the financial statements attached as Exhibit B.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 1, 2021

Shoot My Travel Inc.





Up to $1,000,000 of SAFE Notes (Simple Agreement for Future Equity)


Shoot My Travel Inc. ("Shoot My Travel", "SMT", the "Company", "we", "us", or "our"), is offering up to $1,000,000 worth of SAFE Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 25, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $390,000 under the Combined Offerings (the "Closing Amount") by September 25, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 10, 2021 will be permitted to increase their subscription amount at any time on or before September 25, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 10, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the end of the offering, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at http://www.shootmytravel.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/shoot.my.travel

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Shoot My Travel Inc. ("the Company") is a Delaware corporation, formed on April 20, 2018.

The Company is located at 600 NE 27 Street. Apt 2305, Miami, FL 33137.

The Company's website is https://www.shootmytravel.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/shoot.my.travel and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFE Note being offered	$25,000
Maximum amount of SAFE Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	September 25, 2021
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13, and 16 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's success is dependent on consumer adoption of on-demand photographers , a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of the market that the Company has experienced in the past will continue in the future.

Cyclical and seasonal fluctuations in the economy, tourism, and other activities may have an effect on the Company. Both cyclical and seasonal fluctuations in these parameters may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 2-3 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through continued use of marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding EIDL loan advance. The Company owes a Small Business Association EIDL (Economic Injury Disaster Loan) loan advance totaling $10,000. This loan advance has been granted in October of 2020.

The Company has outstanding convertible debt. The Company issued a convertible promissory note for cash proceeds of $100,000 in October 2018. Outstanding principal and accrued interest may be converted upon (1) the Company receiving cash of no less than $1,000,000 for the sale of the Company's preferred stock, into shares of preferred stock at a price of the lower of 80% of the price of the preferred stock in the financing or the valuation cap divided by the fully diluted capitalization of the Company, as defined in the promissory note; (2) the Company receiving cash of less than $1,000,000 for the sale of the Company's preferred stock, the note holder will have the option to convert into preferred stock at a price of the lower of 80% of the price of stock part of the financing or the valuation cap divided by the fully diluted capitalization; (3) the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization, or a cash settlement of twice the initial purchase price of the security; or (4) the maturity date, holders may elect to convert into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization of the Company.

The Company has outstanding SAFE (Simple Agreement for Future Equity) notes. The Company issued SAFE notes for cash proceeds of approximately $1,500,000. The securities are all convertible into preferred or common shares of the Company and may be converted upon (1) the Company receiving cash in a sale of the Company's preferred stock, and converted into shares of preferred stock at a price of the lower of 80% of the price paid for preferred stock or the valuation cap divided by the fully diluted capitalization or convert into the greater of the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock or the number of shares of Safe Preferred Stock equal to the purchase amount divided by the safe price; (2) the sale, transfer, or other disposition of substantially all of the Company's assets, when the holder may elect to convert the security into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization, or a cash settlement of twice the initial purchase price of the security; or (3) a voluntary termination of operations or any other liquidation, dissolution, or winding up of the Company, holders of the securities will receive cash payments equal to the purchase price of the securities.

The Company has prepared reviewed financial statements with an independent CPA. The Reviewed Financials are attached to this Form C as Exhibit B. Reviewed financial statements are different from audited financial statements; therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The CPA reviewed financials in Exhibit B have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

The Company's cash position is relatively low. The Company currently has approximately $75,000 in cash balances as of May 31, 2021. This equates to approximately 3-4 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway and continue normal operations. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The security being offered for investment is a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFEs in particular, again, there is no interest and no maturity, and repayment is not required.

The SAFE Notes will not be freely tradable until one year from the initial purchase date. Although the SAFE Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE Notes may also adversely affect the price that you might be able to obtain for the SAFE Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If certain company events occur, investors (by a decision of the SAFE Note holders holding a majority of the principal amount of the outstanding SAFE Notes) will either (a) receive payment equal to the total of their purchase price, or (b) convert the SAFE Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 30%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE Note. The SAFE Note is a type of security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Shoot My Travel Inc. ("the Company") was incorporated on April 20, 2018 under the laws of the State of Delaware, and is headquartered in Miami, Florida. The Company developed and maintains a platform that connects consumers to vetted photographers for personalized photo shoots and events; such as vacationers with local photographers in the areas in which they will be vacationing, couples looking for photographers to capture events, and businesses looking for photographers to create marketing materials.

Business Plan

Shoot My Travel is launching and rebranding into Angle, a full-stack platform addressing the inefficiencies of hiring professional photographers across all markets B2B & B2C.

Everyone is a dreamer with a photographic vision for their lives, but not everyone has the ability to actualize their dreams. Businesses want to communicate their products visually. Families want to capture their memories together with no one left out. Individuals want to share life beyond the stale frame of a selfie.

However, when they try to realize their vision they find out that hiring unvetted, unknown professional photographers is an overwhelming, time-consuming, and expensive process in which they have no guarantee of the result.

Angle is the resource for every photographic need and dream. Our guiding principles of versatility, ingenuity, and collaboration make us the go-to creative photographic partner for every business, family, and individual. From content creators to expecting couples, honeymooners to aspiring entrepreneurs, our growing ecosystem of premium photography services is where their visual content dreams become reality.

Our marketplace has over 950 photographers with a growing waitlist, and has collectively captured over 2 million photos since inception. Our revenue and bookings were consistently growing until the pandemic severely restricted travel in 2020. However, we still achieved meaningful revenue in 2020 and we believe our activity will continue to pick-up and grow in 2021 and beyond.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.94% of the proceeds, or $26,875, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Salaries	20%	20%	20%
Sales & Marketing	40%	40%	35%
B2B Expansion	30%	30%	25%
Asia Expansion	10%	10%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Valerie Lopez	Chief Executive Officer	Responsible for leading Shoot My Travel's short and long term strategies.
Juan Camilo Rojas	Chief Product & Creative Director	Responsible for leading Shoot My Travel's creative team, shaping our brand standards and monitoring campaigns.
Andres Echeverry	Chief Operations Officer	Responsible for leading Shoot My Travel's daily operations and growth strategies.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	3,000,000	Yes	N/A	N/A	**100%**	N/A
SAFE Notes	$1,343,388	Yes, If Converted	N/A	N/A	N/A	Rights of Preferred / Common Stock in COI

The Company has the following debt outstanding:

The Company has an outstanding EIDL loan advance. The Company owes a Small Business Association EIDL (Economic Injury Disaster Loan) loan advance totaling $10,000. This loan advance has been granted in October of 2020.

The Company has outstanding convertible debt. The Company issued a convertible promissory note for cash proceeds of $100,000 in October 2018. The Convertible Note is convertible under the provisions detailed in the financial statements attached as Exhibit B.

Ownership
A majority of the Company is owned by a few individuals. These individuals are Valerie Lopez, Camilo Rojas, and Andres Echeverry.

Below are the beneficial owners of 15% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Valerie Lopez	990,000 Common Shares	33.00%
Camilo Rojas	915,000 Common Shares	30.50%
Andres Echeverry	528,300 Common Shares	17.61%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Shoot My Travel Inc. ("the Company") was incorporated on April 20, 2018 under the laws of the State of Delaware, and is headquartered in Miami, Florida. The Company developed and maintains a platform that connects consumers to vetted photographers for personalized photo shoots and events; such as vacationers with local photographers in the areas in which they will be vacationing, couples looking for photographers to capture events, and businesses looking for photographers to create marketing materials.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $75,000 in cash on hand as of May 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Offering
Pre-Seed	2018 - 2019	Reg D 506(b)	SAFE Note	$1,200,000	Funding continuing operations
Seed	June 2020	Reg D 506(b)	SAFE Note	$230,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFE Notes.

The SAFE Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the SAFE Notes sold in this Offering will convert will be:

- At a discount of 30% to the $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE Notes, or the amount of stock the SAFE Notes would convert into under the valuation cap; or

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $390,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFE Notes in the Regulation D offering convert under similar terms to the SAFE Notes in this offering.

Dilution
Even once the SAFE Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of SAFE Notes into shares. Typically, the terms of SAFE Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the SAFE Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, SAFE Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the SAFE Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the SAFE Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/
_____
(Signature)

Valerie Lopez
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/
_____
(Signature)

Valerie Lopez
_____
(Name)

Chief Executive Officer
_____
(Title)

June 29, 2021
_____
(Date)

/s/
_____
(Signature)

Juan Camilo Rojas
_____
(Name)

Chief Product & Creative Director
_____
(Title)

June 29, 2021
_____
(Date)

/s/ _____
(Signature)

Andres Echeverry
(Name)

Chief Operations Officer
(Title)

June 29, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



SHOOT MY TRAVEL INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

SHOOT MY TRAVEL INC.

For the two years ending December 31, 2020 and 2019

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheets... 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity………………………………………………………………4

Statements of Cash Flows 5

Notes to the Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Shoot My Travel Inc.
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Shoot My Travel Inc. ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

June 15, 2021

SHOOT MY TRAVEL INC.
BALANCE SHEETS
December 31, 2020 and 2019
(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 170,291	$ 381,314
Total assets	$ 170,291	$ 381,314
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 20,343	$ 48,918
Accrued wages and related expenses	20,462	12,252
Accrued interest	11,069	6,055
Deferred revenue	5,165	13,456
Due to contractors	9,591	24,993
PPP Loan - ST portion	56,512	-
Convertible notes payable, net	100,000	100,000
SAFE securities liabilities	1,526,034	1,243,388
Total current liabilities	1,749,176	1,449,062
Non-current liabilities		
EIDL	10,000	-
PPP Loan - LT portion	22,488	-
Total non-current liabilities	32,488	
Total liabilities	1,781,664	1,449,062
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, $0.0001 par value; 2,650,000 shares authorized;		
2,650,000 and 0 shares outstanding at December 31, 2020 and 2019, respectively	265	-
Additional paid-in capital	9,735	10,000
Accumulated deficit	(1,621,373)	(1,077,748)
Total stockholders' equity	(1,611,373)	(1,067,748)
Total liabilities and stockholders' equity	$ 170,291	$ 381,314

See independent accountants' review report and accompanying notes to the financial statements.

2


SHOOT MY TRAVEL INC.

STATEMENTS OF OPERATIONS

For the two Years Ending December 31, 2020 and 2019

(unaudited)


	2020	2019
Revenue, net	$ 37,213	$ 174,110
Operating expenses		
Wages and related expenses	260,985	400,804
General and administrative	218,818	95,604
Marketing and advertising	86,528	450,024
Professional fees	7,272	95,057
Travel	2,099	119,744
Rent	-	20,080
Total operating expenses	575,702	1,181,313
Loss from operations	(538,489)	(1,007,203)
Other income (expense)		
Interest expense	(5,281)	(5,000)
Interest income	145	6,091
Total other income (expense)	(5,136)	1,091
Net loss before income taxes	(543,625)	(1,006,112)
Provision for income taxes	-	-
Net loss	$ (543,625)	$ (1,006,112)

See independent accountants' review report and accompanying notes to the financial statements.

SHOOT MY TRAVEL INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Two Years Ending December 31, 2020 and 2019

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2018	-	$ -	$ -	$ (71,636)	$ (71,636)
Cash Contribution	-	-	10,000	-	10,000
Net loss	-	-	-	(1,006,112)	(1,006,112)
Balance on December 31, 2019	-	-	10,000	(1,077,748)	(1,067,748)
Founder Share Issuance	2,650,000	265	(265)	-	-
Net loss	-	-	-	(543,625)	(543,625)
Balance on December 31, 2020	2,650,000	$ 265	$ 9,735	$ (1,621,373)	$ (1,611,373)

See accountants' review report and accompanying notes to the financial statements.

4

SHOOT MY TRAVEL INC.

STATEMENTS OF CASH FLOWS

For the two Years Ending December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (543,625)	$ (1,006,112)
Changes in operating assets and liabilities:		
Accounts payable	(28,575)	38,564
Accrued wages and related expenses	8,210	12,252
Accrued interest	5,014	5,000
Deferred revenue	(8,291)	13,456
Due to contractors	(15,402)	24,993
Net cash used by operating activities	(582,669)	(911,847)
Cash flows from financing activities		
Proceeds from PPP loan & EIDL	89,000	-
Proceeds from related party advances	-	10,000
Proceeds from issuance of SAFE securities	282,646	1,083,388
Net cash provided by financing activities	371,646	1,093,388
Net increase (decrease) in cash and cash equivalents	(211,023)	181,541
Cash and cash equivalents, beginning	381,314	199,773
Cash and cash equivalents, ending	$ 170,291	$ 381,314
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shoot My Travel Inc. ("the Company") was incorporated on April 20, 2018 under the laws of the State of Delaware, and is headquartered in Miami, Florida. The Company developed and maintains a platform that connects vacationers to local photographers in the areas in which they will be vacationing.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company earns a fee by connecting vacationers with local photographers to take professional photos of the individuals' vacation experience. This is the Company's sole performance obligation. Upon a completed session between the vacationer and the photographer the Company recognizes fee revenue.

The Company considered the relationship of the Company to the photographers and vacationers and determined that for amounts obtained in transactions with vacationers in excess of the Company's service fee, it is acting as an agent. Accordingly, the Company recognizes revenue on a net basis, recognizing the service fee the Company expects to receive in exchange for the Company providing the service to photographers. At December 31, 2020 and 2019, amounts for which the Company was acting as agent and was outstanding to contractors totaled $9,591 and $24,993, respectively.

The portion of prepaid photography sessions that is attributable to service fee revenue is recorded as deferred revenue until the session is completed. The portion of prepaid photography sessions attributable to the local photographers, in which the Company is acting as their agent, is recorded as a 'due to contractor' liability on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $86,528 and $450,024, in marketing and advertising costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforwards are subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely. The federal income tax rate for the two years ending December 31, 2020 and 2019 is 21%.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 1,610,053	$ 1,075,473
Total deferred tax asset	338,111	225,849
Valuation allowance	(338,111)	(225,849)
Deferred tax asset, net	$ -	$ -

The change in valuation allowance from 2019 to 2020 was $112,262.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 15, 2021, the date these financial statements were available to be issued and noted the below events for disclosure.

On June 22, 2021, the Company's PPP loan in the amount of $79,000 was forgiven by the SBA.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,621,373 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

None.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company issued a convertible promissory note for cash proceeds of $100,000 in October 2018. The note is convertible into preferred or common shares of the Company and matures 18 months from the date of issuance. This note remains outstanding as of December 31, 2020 and 2019. Outstanding principal and accrued interest may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's preferred stock, the note principal and accrued interest will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $1,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the promissory note.

2. Upon the Company receiving cash of less than $1,000,000 for the sale of the Company's preferred stock, the note holder will have the option to convert the note principal and accrued interest into preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as a part of the financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the promissory note.

3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the promissory note, or a cash settlement of twice the initial purchase price of the security.

4. Upon maturity, holders may elect at any time to convert the principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company recognized interest expense of $5,281 and $5,000 during the years ended December 31, 2020 and 2019, respectively.

Future minimal principal payments are as follows:

2021	$	100,000
2020		-
2023		-
2024		-
2025		-
	$	100,000

NOTE 5 – SAFE SECURITIES LIABILITY

The Company issued a total of five convertible equity securities for cash proceeds of $1,243,388 during the years ended December 31, 2019 and 2018. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Ten of the securities, totaling $466,201, may be converted upon the following:

1. Upon the Company cash in a bona fide sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert the security into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or a cash settlement of twice the initial purchase price of the security.

3. Upon a voluntary termination of operations or any other liquidation, dissolution, or winding up of the Company, holders of the securities will receive cash payments equal to the purchase price of the securities.

During the year ending December 31, 2020, an additional SAFE agreement was issued in the amount of $279,146. This SAFE will automatically convert if there is an equity financing before the termination of the SAFE under the same provisions discussed above. On the initial closing of such equity financing, the SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the safe price.

The Company does not currently have an authorized class of preferred stock.

NOTE 6 – COMMON STOCK

At both December 31, 2020 and 2019, the Company has 3,000,000, $.0001 par value, shares of common stock authorized. There were no common stock transactions during the two years ending December 31, 2019. On April 1, 2020, the Company issued 2,650,000 shares of common stock as compensation for services provided to the Company.

NOTE 7 – OPERATING LEASE

The Company leases certain office space to be used in operations. The lease agreement term is for the 12-month period ended January 1, 2020. For the years ended December 31, 2020 and 2019, the Company recognized rent expense of $0 and $20,080, respectively.

NOTE 8 – PPP LOAN & EIDL

During the year ended December 31, 2020, the Company received a two-year, 1% PPP loan (Paycheck Protection Program) in the amount of $79,000 through the SBA. This note matures in May of 2022. This loan was fully forgiven by the SBA on June 22, 2021.

During the year ended December 31, 2020, the Company received an EIDL advance (Economic Injury Disaster Loan) in the amount of $10,000 through the SBA.

EXHIBIT C

PDF of SI Website


ANGLE
by Shoot My Travel

ANGLE is a global marketplace that connects you with local professional photographers in over 450 cities worldwide.

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ANGLE by Shoot My Travel

Global photography marketplace that connects users with local, professional photographers in over 450 locations worldwide.

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$1,000	$6,000,000	SAFE Note
Minimum	Valuation cap	Security Type

INVEST IN ANGLE BY SHOOT MY TRAVEL

Time Left 70d : 04h : 23m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.shootmytravel.com

Share:

ANGLE by Shoot My Travel is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Achieved over $170K in revenue in 2019 and $37K in revenue in travel-restricted 2020 (unaudited)
- Achieved over 150% average growth in bookings YoY from inception (2017) through 2019 (unaudited)
- Marketplace has completed over 7,500 photo-shoots since inception
- Raised over $1.3M since inception from key investors: LAUNCH (Jason Calacanis) and Ludlow Ventures
- Over 950 vetted professional photographers on the marketplace with a growing waitlist

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: SAFE Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $390,000
- Offering Type: Side by Side Offering

Shoot My Travel is launching and rebranding into Angle, a full-stack platform addressing the inefficiencies of hiring professional photographers across all markets B2B & B2C.

Everyone is a dreamer with a photographic vision for their lives, but not everyone has the ability to actualize their dreams. Businesses want to communicate their products visually. Families want to capture their memories together with no one left out. Individuals want to share life beyond the stale frame of a selfie.

However, when they try to realize their vision, they find out that hiring unvetted, unknown professional photographers can be an overwhelming, time-consuming, and expensive process in which they may not receive their desired results.

Angle is the resource for photographic needs and dreams. We believe our guiding principles of versatility, ingenuity, and collaboration make us the go-to creative photographic partner for every business, family, and individual. From content creators to expecting couples, honeymooners to aspiring entrepreneurs, our growing ecosystem of premium photography services is where their visual content dreams become reality.

Our marketplace has over 950 photographers with a growing waitlist and has collectively captured over 7,500 photo shoots since inception. Our revenue and bookings were consistently growing until the pandemic severely restricted travel in 2020. However, we still achieved meaningful bookings in 2020 and we believe our activity will continue to pick up and grow in 2021 and beyond.

Gallery





Personal Branding.

Masterchef Lauren Arboleda in Miami

Media Mentions



The Team

Founders and Officers



Valerie Lopez

PHOTOGRAPHER & CEO

Female founder and leader, world explorer, visionary, content director, photojournalist with over 12 years of experience in lifestyle and travel. In 2020 named one of Avianca's 100 most influential latinos and a Colombian Ambassador of Marca Pais.



Camilo Rojas

CHIEF PRODUCT & CREATIVE DIRECTOR

Brand and art director, global explorer, innovative, multidisciplinary designer and conceptual artist, over 12 years of elevating and adding value to national and international brands such as L'Oreal, Nike and Goldman Properties.



Andres Echeverry

CHIEF OPERATIONS OFFICER

Entrepreneur, world traveler, intuitive, turning ideas into viable business ventures for the past 15 years. Since 2017 has provided the backbone of operational, day-to-day functions of a growing, international team.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $390,000

Key Terms

Security Type:	SAFE Note
Conversion discount:	30.0%
Valuation Cap:	US $6,000,000

Additional Terms

Total Amount Raised:	The Total Amount Raised includes investments made outside of the SeedInvest platform via Regulation D, not counting towards the Target Minimum. $229,146 has been raised prior to the launch of the SeedInvest campaign and is not counting towards the Target Minimum.
Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
You are investing in a SAFE:	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
Closing conditions:	While Shoot My Travel has set an overall target minimum of US $390,000 for the round, Shoot My Travel must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Shoot My Travel's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Salaries Sales & Marketing B2B Expansion
Asia Expansion

If Maximum Amount Is Raised

Salaries Sales & Marketing B2B Expansion
Asia Expansion

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of ANGLE by Shoot My Travel's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed		Seed	
Round Size	US $150,000	Round Size	US $1,100,000
Closed Date	Nov 30, 2018	Closed Date	May 31, 2019
Security Type	SAFE Note	Security Type	SAFE Note
Valuation Cap	US $3,000,000	Valuation Cap	US $6,000,000

Market Landscape



Global Photographic Services Market - 2020 to 2027 (Research and Markets)

Our target market consists of both commercial photography in the B2B sphere (used by businesses to promote and market products or services) as well as B2C (travel, portraits, events).

Our main competitors in the space are Meero in Europe, SweetEscape in Asia, and Snppr in the U.S. We believe there is still no dominant player in the industry, which gives us a great opportunity for innovation and growth in the market.

The global photographic services market is expected to grow from $43.9 billion in 2020 to a size of $54 billion by 2027. The market is expected to grow at a compound annual growth rate (CAGR) of 3% over the entire period.

Risks and Disclosures

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Total Amount Raised includes investments made outside of the SeedInvest platform via Regulation D, not counting towards the Target Minimum. $229,146 has been raised prior to the launch of the SeedInvest campaign and is not counting towards the Target Minimum. The earliest investment shown in Total Amount Raised was made in June of 2020. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's success is dependent on consumer adoption of on-demand photographers, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of the market that the Company has experienced in the past will continue in the future.

Cyclical and seasonal fluctuations in the economy, tourism, and other activities may have an effect on the Company. Both cyclical and seasonal fluctuations in these parameters may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may face challenges maintaining, promoting, and growing its brand through continued use of marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has an outstanding EIDL loan advance. The Company owes a Small Business Association EIDL (Economic Injury Disaster Loan) loan advance totaling $10,000. This loan advance has been granted in October of 2020.

The Company has outstanding convertible debt. The Company issued a convertible promissory note for cash proceeds of $100,000 in October 2018. Outstanding principal and accrued interest may be converted upon (1) the Company receiving cash of no less than $1,000,000 for the sale of the Company's preferred stock, into shares of preferred stock at a price of the lower of 80% of the price of the preferred stock in the financing or the valuation cap divided by the fully diluted capitalization of the Company, as defined in the promissory note; (2) the Company receiving cash of less than $1,000,000 for the sale of the Company's preferred stock, the note holder will have the option to convert into preferred stock at a price of the lower of 80% of the price of stock part of the financing or the valuation cap divided by the fully diluted capitalization; (3) the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization, or a cash settlement of twice the initial purchase price of the security; or (4) the maturity date, holders may elect to convert into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization of the Company.

The Company has outstanding SAFE (Simple Agreement for Future Equity) notes. The Company issued SAFE notes for cash proceeds of approximately $1,500,000. The securities are all convertible into preferred or common shares of the Company and may be converted upon (1) the Company receiving cash in a sale of the Company's preferred stock, and converted into shares of preferred stock at a price of the lower of 80% of the price paid for preferred stock or the valuation cap divided by the fully diluted capitalization or convert into the greater of the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock or the number of shares of Safe Preferred Stock equal to the purchase amount divided by the safe price; (2) the sale, transfer, or other disposition of substantially all of the Company's assets, when the holder may elect to convert the security into common shares of the Company at a price equal to the valuation cap divided by the fully diluted capitalization, or a cash settlement of twice the initial purchase price of the security; or (3) a voluntary termination of operations or any other liquidation, dissolution, or winding up of the Company, holders of the securities will receive cash payments equal to the purchase price of the securities.

The Company has not prepared audited financial statements. The Company has prepared reviewed financial statements with an independent CPA. However, a financial review is different than a financial audit; therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The CPA reviewed financials in the Data Room have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

The Company's cash position is relatively low. The Company currently has approximately $75,000 in cash balances as of May 31, 2021. This equates to approximately 2-3 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway and continue normal operations. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



ANGLE by Shoot My Travel's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download ANGLE by Shoot My Travel's Form C

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 📁 Financials (2 files)	Apr 6, 2020	Folder
⟩ 📁 Fundraising Round (1 file)	Apr 6, 2020	Folder
⟩ 📁 Investor Agreements (1 file)	Apr 6, 2020	Folder
⟩ 📁 Miscellaneous (4 files)	Apr 6, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in ANGLE by Shoot My Travel

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by ANGLE by Shoot My Travel. Once ANGLE by Shoot My Travel accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to ANGLE by Shoot My Travel in exchange for your securities. At that point, you will be a proud owner in ANGLE by Shoot My Travel.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, ANGLE by Shoot My Travel has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now ANGLE by Shoot My Travel does not plan to list these securities on a national exchange or another secondary market. At some point ANGLE by Shoot My Travel may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when ANGLE by Shoot My Travel either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is ANGLE by Shoot My Travel's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the ANGLE by Shoot My Travel's Form C. The Form C includes important details about ANGLE by Shoot My Travel's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



ANGLE is a global marketplace that connects you with local professional photographers in over 450 cities worldwide.

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materiall . Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Shoot My Travel

Accomplishments to date

Built a travel photography platform with:

- 7,500+ Photoshoots Completed
- Estimated 2M+ Photos Captured
- 106 Countries

- 450+ cities
- $2M in Gross Merchandise (Bookings) Value
- 950+ vetted professional photographers

We started with a focus on travel photography and recognized a larger market to expand our services.

Launching our new brand that enables us to better serve all our of customers needs.

Introducing



ANGLE



a full stack platform addressing the inefficiencies in hiring professional photographers across all markets B2C & B2B.

Market Size

—

We believe this is an exciting new stage for the company, as we evolve more breadth and moved the brand forward into capturing your world through our lens.





US $43.9 Billion

Global Photography Services Industry estimated in 2020 with no major player dominating the space

US $10.9 Billion

Photography Industry in the U.S

Problem

On their own, customers may face too many hurdles finding and hiring a reliable, professional photographer.



Without support, they can waste precious time searching the internet and social media only to be overwhelmed by thousands of photographer profiles and websites with nothing to vouch for reliability and professionalism. They must then wade through obscure and varied pricing packages, no two photographers charging the same and many unclear on their deliverables.

Businesses want a professional **photography partner** who will deliver consistent, high quality products at a fair, clear rate.

Families want a personal photographer who guarantees their **memories are captured** while they live in the moment.

Individuals want an **affordable, local photographer** who listens and works with them to realize their photographic goals.

Solution

—

We are a platform that connects users with curated professional photographers.

Without Angle by Shoot My Travel



With Angle by Shoot My Travel



We believe our guiding principles of versatility, ingenuity and collaboration make us the go-to creative photographic partner for every business, family, and individual. From content creators to expecting couples, honeymooners to entrepreneurs, our growing ecosystem of premium photography services allows their visual content dreams to become reality.

How it Works

—

In just 60 seconds, customers can hire vetted, professional photographers around the world in 3 easy steps

1

Book a Photographer

Using our online platform, clients either choose a photographer based on portfolio, location and availability, or let the website match them to the perfect photographer so they can then book their photoshoot, and start chatting with their personal photographer.



How it Works

Hi Hannah! Do you have any comments or special requests for the day of your photoshoot? We will do our best to accomodate.

2 Hassle-free Photoshoot

Clients plan with their photographer, receive tips and reminders, and show up the day of their photoshoot for a curated, hassle-free experience.



Dec 28 • Special Occasion
Receipt
Date booked: 11/10/2020
Booking ID: #40420
Alexandria
Special Occasion
Bali, Indonesia
MM/DD/YYYY
10 AM - 11 AM EST
One-hour
30
Adults: 3 Children: 0 Infants: 0 Pets: 0
Yes, make me insta famous!

How it Works



3 Receive Photos

Within 24-48 hours of their photoshoot, clients can access their private online photo gallery to start downloading high-res images, sharing pics and buying products.



Dec 28 • Special Occasion
Receipt
Timeline
Photographs
You have selected 0/45 photos
Save Selection
View your edited photos and click on your favorites to select. Your package includes ****
downloadable photos. Make sure you hit save when your photo selection is done.

Traction

We've experienced year over year growth leading up to the pandemic.



Bookings

Triple digit growth 2019

1.2M

$155,000
$525,000
$1,200,000

Gross Merchandise (Booking) Value

YoY Growth

- Number of Bookings
- GMV (Booking value)

Traction

During the pandemic, despite the restrictions on travel, we were still able to achieve significant milestones

2020

+ $37K in revenue | **+ 800 bookings**

- Completed 800 photoshoots
- Launched virtual photoshoots
- Added 49 cities to the platform
- Grew our digital presence via social media
- Increased our photographer engagement

Media mentions:







NBC TODAY · theguardian · The New York Times · BBC WORLD NEWS · INSIDER · BUSINESS INSIDER · CNN

Business Model

—



B2C Travel Business Model

We plan to take 35% Per Booking

$105 Est. Net Revenue Per Booking

$300 Average Order Value

$41.97 CAC



B2C All Verticals

We plan to take 35% Per Booking

$105 Est. Net Revenue Per Booking

$300 Average Order Value

$41.97 CAC



B2B Opportunity

Target 30% gross margin

$499 Monthly Subscription

3,800 Inquires

Customers
higly rate and refer us!

★★★★★

7,500+ photoshoots

99% five-star reviews on Facebook

11K+ shares on Instagram

Estimated 2 Million photos captured








Community

☆☆☆☆☆

Photographers are creative partners, participating in business campaigns, editing their own photographs, and helping customers achieve their photographic visions.

Financial growth
We can increase a photographer's yearly income by 25% with only one booking per week.

Engaged & active
photography community

Over 950 vetted
professional photographers on the platform

1,500+ professional photographers
in our growing waiting list ready to shoot as demand requires

Summary

—

WHY US?

- We became a key player in just 3 years.

- Triple digit growth in 2019.

- Despite the pandemic we were able to achieve significant milestones during 2020: 800 bookings and $37K in revenue.

- $2M+ in GMV (Booking sales) to date.

- We've recognized a larger market and are now expanding our services.

- Launching **ANGLE**  - a full stack platform addressing the inefficiencies in hiring professional photographers across all markets B2C & B2B.

| Worldwide Photography marketplace with standardized quality service. | We create authentic visual content that resonates and connects with users and brands. | We are professionals devoted to our craft, our experience allows us to support the dreamer within you. | We're not just a photography company but an ecosystem of visual content solutions. |

Financial Projections

B2C

As the global economy starts a U-shaped recovery, we are expecting high growth in our travel photography vertical.

We project that the launch of all photography verticals will represent 20% of our revenue by 2022.



Revenue
$12,500,000
$10,000,000
$7,500,000
$5,000,000
$2,500,000
$0
$287,400
$16,250
$2,698,671
$491,374
$8,988,474
$2,099,709
2021
2022
2023
Projections
Total Revenue
B2C Photography Verticals

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for detail on the assumptions underlying these projections.

Financial Projections

B2B

We are launching B2B subcriptions

Starting with our hotel photography services

We are aiming to onboard 20 hotels by the end of 2021 that can generate $10K of MRR

By 2022, we will be tackling unlimited business photography needs, ranging from corporate events, to authentic visual content, to e-commerce.

Projected sales in B2B by 2022: $815,710



Revenue

$12,500,000	
$10,000,000	
$7,500,000	
$5,000,000	
$2,500,000	
$0	

2021	$45,980
2022	$815,710
2023	$3,301,591

Financial Projections

2022

By the end of 2022, we expect our sales to consist of the following breakdown:



B2B Photoshoots
16.4%
$712,449

B2B Subscription
9.9%
$428,812

B2C all verticals
11.3%
$491,374

B2C Travel
62.3%
$2,698,671

Competitors

	ANGLE	Sweet Escape	Snappr	Meero	Flytographer
Subscription Model	✓	✗	✗	✗	✗
Automated Booking	✓	✓	✓	✗	✗
Affordable Pricing	✓	✓	✓	✗	✗
Vetted Pro Photographers	✓	✗	✓	✗	✓
Photography Community	✓	✗	✗	✓	✓
Customer Support	✓	✓	✓	✓	✓
Industry Expertise	✓	✓	✗	✗	✗
International Reach	✓	✗	✗	✗	✓
B2C and B2B	✓	✓	✓	✗	✗

Our team



Valerie Lopez
Photographer & CEO

Female founder and leader, world explorer, visionary, content director, photojournalist with over 12 years of experience in lifestyle and travel. In 2020 named one of Avianca's 100 most influential latinos and a Colombian Ambassador of Marca Pais.



Camilo Rojas
Chief Product & Creative Director

Brand and art director, global explorer, innovative, multidisciplinary designer and conceptual artist, over 12 years of elevating and adding value to national and international brands such as L'Oreal, Nike and Goldman Properties.



Andres Echeverry
Chief Operations Officer

Entrepreneur, world traveler, intuitive, turning ideas into viable business ventures for the past 15 years. Since 2017 has provided the backbone of operational, day-to-day functions of a growing, international team.



Dainel Vera
Chief Tech "Wizard"

Dainel has a large appetite for scrumptious ruby code. Involved in cryptocurrency since 2013 he has worked on projects ranging from Embedded Systems to Bitcoin ATM software. He has a gorgeous cat named Emi who he rescued from Puerto Rico after Hurricane Maria.

Photo Industry
We are insiders in the space and know how to scale, incentivize and engage with our photo-supply

We got grit
We self-operated the company, sold half a million in bookings while doing the first photo-shoots ourselves

Our Investors

—

JASON CALACANIS
Uber, Thumbtack, Calm
San Francisco



Honey, 100Thieves
Detroit



Venture Republic
Line, Travel.jp
Tokyo



China's leading tour operator
Hong Kong



Use of funds

- Launch ANGLE

- Expand B2C and B2B verticals

- Product development

- Grow our Team

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.





ANGLE

Your World Through Our Lens









/shootmytravel /shootmytravel /shootmytravel • www.shootmytravel.com

EXHIBIT E
Video Transcript

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